UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 23

Under the Securities Exchange Act of 1934

Internet Gold - Golden Lines Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.01 Par Value per Share

(Title of Class of Securities)

M 56595 10 7

(CUSIP Number)

Steven J. Glusband

Carter Ledyard & Milburn LLP

2 Wall Street, New York, New York 10005

(212) 238-8605

(Name, Address and Telephone Number of Person Authorized

To Receive Notices and Communications)

January 3, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M 56595 10 7

1	NAME OF REPORTING PERSON: Eurocom Communications Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 11,633,966 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 11,633,966 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,633,966 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.58%**
14	TYPE OF REPORTING PERSON: CO

* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications and Eurocom Holdings (1979) Ltd. are the beneficial owners of 11,633,966 of the Issuer’s ordinary shares. Eurocom Communications Ltd., or Eurocom Communications, holds 10,508,966 of the Issuer’s ordinary shares directly. Eurocom Communications is 99.33% owned by Eurocom Holdings (1979) Ltd., or Eurocom Holdings, and 0.67% owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch and Mr. Yossef Elovitch own 80% and 20%, respectively, of Eurocom Holdings (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings’ management shares). Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the Issuer’s ordinary shares held of record by Eurocom Communications. Mr. Shaul Elovitch may also deemed to be the beneficial owner of 26,893 ordinary shares held of record by his wife, Mrs. Iris Elovitch. 1,125,000 of the Issuer’s ordinary shares are held directly in a joint account of Messrs. Shaul and Yossef Elovitch.

** Based on 19,203,186 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 5,862,615 Ordinary Shares held as treasury stock) as of January 3, 2018.

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CUSIP No. M 56595 10 7

1	NAME OF REPORTING PERSON: Eurocom Holdings (1979) Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 11,633,966 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 11,633,966 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,633,966 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.58%**
14	TYPE OF REPORTING PERSON: CO

* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications and Eurocom Holdings (1979) Ltd. are the beneficial owners of 11,633,966 of the Issuer’s ordinary shares. Eurocom Communications Ltd., or Eurocom Communications, holds 10,508,966 of the Issuer’s ordinary shares directly. Eurocom Communications is 99.33% owned by Eurocom Holdings (1979) Ltd., or Eurocom Holdings, and 0.67% owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch and Mr. Yossef Elovitch own 80% and 20%, respectively, of Eurocom Holdings (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings’ management shares). Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the Issuer’s ordinary shares held of record by Eurocom Communications. Mr. Shaul Elovitch may also deemed to be the beneficial owner of 26,893 ordinary shares held of record by his wife, Mrs. Iris Elovitch. 1,125,000 of the Issuer’s ordinary shares are held directly in a joint account of Messrs. Shaul and Yossef Elovitch.

** Based on 19,203,186 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 5,862,615 Ordinary Shares held as treasury stock) as of January 3, 2018.

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CUSIP No. M 56595 10 7

1	NAME OF REPORTING PERSON: Shaul Elovitch I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 11,660,859 Ordinary Shares *
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 11,660,859 Ordinary Shares *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,660,859 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.72%**
14	TYPE OF REPORTING PERSON: IN

* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications and Eurocom Holdings (1979) Ltd. are the beneficial owners of 11,633,966 of the Issuer’s ordinary shares. Eurocom Communications Ltd., or Eurocom Communications, holds 10,508,966 of the Issuer’s ordinary shares directly. Eurocom Communications is 99.33% owned by Eurocom Holdings (1979) Ltd., or Eurocom Holdings, and 0.67% owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch and Mr. Yossef Elovitch own 80% and 20%, respectively, of Eurocom Holdings (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings’ management shares). Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the Issuer’s ordinary shares held of record by Eurocom Communications. Mr. Shaul Elovitch may also deemed to be the beneficial owner of 26,893 ordinary shares held of record by his wife, Mrs. Iris Elovitch. 1,125,000 of the Issuer’s ordinary shares are held directly in a joint account of Messrs. Shaul and Yossef Elovitch.

** Based on 19,203,186 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 5,862,615 Ordinary Shares held as treasury stock) as of January 3, 2018.

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CUSIP No. M 56595 10 7

1	NAME OF REPORTING PERSON: Yossef Elovitch I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 11,633,966 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 11,633,966 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,633,966 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.58%**
14	TYPE OF REPORTING PERSON: IN

* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications and Eurocom Holdings (1979) Ltd. are the beneficial owners of 11,633,966 of the Issuer’s ordinary shares. Eurocom Communications Ltd., or Eurocom Communications, holds 10,508,966 of the Issuer’s ordinary shares directly. Eurocom Communications is 99.33% owned by Eurocom Holdings (1979) Ltd., or Eurocom Holdings, and 0.67% owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch and Mr. Yossef Elovitch own 80% and 20%, respectively, of Eurocom Holdings (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings’ management shares). Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the Issuer’s ordinary shares held of record by Eurocom Communications. Mr. Shaul Elovitch may also deemed to be the beneficial owner of 26,893 ordinary shares held of record by his wife, Mrs. Iris Elovitch. 1,125,000 of the Issuer’s ordinary shares are held directly in a joint account of Messrs. Shaul and Yossef Elovitch.

** Based on 19,203,186 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 5,862,615 Ordinary Shares held as treasury stock) as of January 3, 2018.

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Item 1.      Security and Issuer.

This Amendment No. 23 (the “Amendment”) is filed by Eurocom Communications, Eurocom Holdings, Mr. Shaul Elovitch and Mr. Yossef Elovitch (collectively, “the “Reporting Persons”) pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends the initial Statement on Schedule 13D filed by the Reporting Persons on June 17, 2005, Amendment No. 1 filed on August 3, 2005, Amendment No. 2 filed on May 17, 2007, Amendment No. 3 filed on February 12, 2009, Amendment No. 4 filed on December 1, 2009, Amendment No. 5 filed on December 21, 2009, Amendment No. 6 filed on January 21, 2010, Amendment No. 7 filed on May 11, 2010, Amendment No. 8 filed on September 7, 2010, Amendment No. 9 filed on November 26, 2010, Amendment No. 10 filed on December 28, 2010, Amendment No. 11 filed on May 23, 2011, Amendment No. 12 filed on June 3, 2011, Amendment No. 13 filed on June 6, 2011, Amendment No. 14 filed on September 8, 2011, Amendment No. 15 filed on September 2, 2014, Amendment No. 16 filed on October 2, 2014, Amendment No. 17 filed on November 28, 2014, Amendment No. 18 filed on December 4, 2015, Amendment No. 19 filed on January 15, 2016, and Amendment No. 20 filed on January 22, 2016, Amendment No. 21 filed on June 3, 2016 and Amendment No. 22 filed on May 26, 2017 (the initial Schedule 13D and together with the Amendments, the “Statement”). The Statement relates to the ordinary shares, nominal par value NIS 0.01 per share (“Ordinary Shares”) of Internet Gold-Golden Lines Ltd. (the “Issuer”), an Israeli company whose principal executive offices are located at 2 Dov Friedman Street, Ramat-Gan, 5250301, Israel.

Item 2.      Identity and Background.

ITEM 5 OF THE STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

The Statement is being filed by the Reporting Persons.

Mr. Shaul Elovitch, a citizen of Israel, serves as the Chairman of the board of directors of Eurocom Communications and Eurocom Holdings, and serves as the Chairman of the board of directors of the Issuer. Mr. Shaul Elovitch’s business address is 2 Dov Friedman Street, Ramat Gan 5250301, Israel. Mr. Shaul Elovitch is the brother of Mr. Yossef Elovitch.

Mr. Yossef Elovitch, a citizen of Israel, serves as director of Eurocom Communications and Eurocom Holdings, and of the Issuer. Mr. Yossef Elovitch’s business address is 2 Dov Friedman Street, Ramat Gan 5250301, Israel. Mr. Yossef Elovitch is the brother of Mr. Shaul Elovitch.

Eurocom Communications is a privately held company incorporated under the laws of the State of Israel. Eurocom Communications is primarily engaged in the telecommunications business. The address of its principal office is 2 Dov Friedman Street, Ramat Gan 5250301, Israel. Eurocom Communications is 99.33% owned by Eurocom Holdings. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch.

Eurocom Holdings is a privately held holding company incorporated under the laws of the State of Israel. The address of its principal office is 2 Dov Friedman Street, Ramat Gan 5250301, Israel. Eurocom Holdings is 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch. Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings’ management shares.

During the last five years, none of the Reporting Persons, or any of the directors and executive officers of the respective corporations listed on Schedule 1 hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

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As previously reported by the Issuer, on June 20, 2017, the Israel Securities Authority announced that it was investigating part of the Reporting Persons (Shaul Elovitch) and other executives of Eurocom and the Bezeq Group with respect to alleged securities violations, which center on Bezeq’s 2015 acquisition of the Reporting Persons’ stake in D.B.S. Satellite Services (1998).

ISA Investigation: The Company has been reporting the events concerning the investigation by the Israel Securities Authority ("ISA") relating to alleged improprieties surrounding the YES-Bezeq transaction and the transaction between YES and Space Communication Ltd. As reported, the investigation appears to focus on Bezeq's 2015 acquisition of the remaining ownership interest in its satellite TV unit, YES, from its then parent company, Eurocom DBS. Following initial reports concerning the investigation, civil claims with motions to certify the claims as class action lawsuits were filed in Israel against the Company, Bezeq and others. The Company is currently evaluating the claims and its course of action. On November 6, 2017, the Securities Authority issued a press release indicating the conclusion of the Investigation and the transfer of the investigation file to the Tel Aviv District Attorney's Office (Taxation and Economics). The District Attorney's Office is authorized to decide on further action at their discretion.

Item 3.      Source and Amount of Funds or Other Consideration.

ITEM 3 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

Since the last reported 13D/A, the Reporting Persons sold an aggregate of 60,099 Ordinary Shares of the Issuer effected in private transactions in Israel. The aggregate sales price for such 60,099 Ordinary Shares was approximately NIS 2,267,453.

Item 4.      Purpose of Transaction.

ITEM 4 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

The 60,099 Ordinary Shares sold by Eurocom Communications since the last reported 13D/A were sold in order to provide funds to be used for general corporate purposes. The Reporting Persons currently do not have any plan or proposal which relates to, or would result in:

(i)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than purchases in the normal course of business;

(ii)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(iii)	A sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(iv)	Any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

(v)	Any material change in the present capitalization or dividend policy of the Issuer;

(vi)	Any other material change in the Issuer's business or corporate structure;

(vii)	Changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

(viii)	A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

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(ix)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(x)	Any action similar to any of those enumerated above.

Item 5.      Interest in Securities of the Issuer.

ITEM 5 OF THE STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

(a) and (b)

The Reporting Persons are the beneficial owners of 11,633,966 of the Issuer’s ordinary shares. Eurocom Communications holds 10,508,966 of the Issuer’s ordinary shares directly. Eurocom Communications is 99.33% owned by Eurocom Holdings and 0.67% owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch and Mr. Yossef Elovitch own 80% and 20%, respectively, of Eurocom Holdings (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings’ management shares). Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the Issuer’s ordinary shares held of record by Eurocom Communications. Mr. Shaul Elovitch may also deemed to be the beneficial owner of 26,893 ordinary shares held of record by his wife, Mrs. Iris Elovitch. 1,125,000 of the Issuer’s ordinary shares are held directly in a joint account of Messrs. Shaul and Yossef Elovitch.

(c) The following table sets forth all of the transactions in the Ordinary Shares of the Issuer effected by the Reporting Persons since the last reported 13D/A. All such Ordinary Shares were sold by Eurocom Communications Ltd. in private transactions.

Date of Sale	Number of Ordinary Shares Sold	Price Per Share (NIS)
28/05/2017	1,904	39.8
07/06/2017	23,327	39.4
13/06/2017	12,000	38.4
14/06/2017	12,000	38.6
16/06/2017	10,000	39.1
19/06/2017	868	40.7

Except for such transactions, the Reporting Persons have not effected any transactions in the Ordinary Shares of the Issuer since the last reported 13D/A.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5, other than with respect to the Ordinary Shares held of record by Mrs. Iris Elovitch and the other family members mentioned above.

(e) Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 24, Eurocom Communications reported that it had received a written request from its banks, to repay a substantial amount of its debt within a specified period of time and that it was in intensive negotiations with the creditors in order to reach an agreement within a short period of time.

On December 20, 2017, the Company reported that the banks of Eurocom filed a motion with the court in Israel to appoint observers (acting with a specific role, or “baalei tafkid” in Hebrew) to oversee the operation of Eurocom, the Issuer’s parent, which shares are pledged to the banks on December 25, 2017, The Court ordered as follows:

1.	The Court ordered the appointment of three observers in Eurocom only (the “Observers”), effective as of December 27, 2017.

2.	The Court expressly stated that the appointment does not negate the powers of Eurocom’s Board of Directors, committees and office holders. the appointment does not relate to the Company or its business.

3.	The Observers are authorized to receive from Eurocom all information of any kind whatsoever of Eurocom, including financial statements, accounts and data relating to its operations, assets and rights in the subsidiaries. The Observers are also authorized to consider the implementation of urgent actions and to recommend them to the competent bodies in Eurocom. The Observers are authorized to oversee Eurocom’s actions, participate in meetings of the Board of Directors of Eurocom and of the Board of Directors committees of Eurocom, management meetings and so forth. The Observers may be assisted by professionals in carrying out their duties, subject to the approval of the Court.

About 35% of Internet Gold outstanding shared (held by Eurocom Communications) are pledged to Eurocom Communications main creditors/Banks in Israel.

Item 7.      Material to be filed as Exhibits.

None.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2018

/s/ Shaul Elovitch
Mr. Shaul Elovitch

/s/ Yossef Elovitch
Mr. Yossef Elovitch

Eurocom Communications Ltd

/s/ Shaul Elovitch
Name: Shaul Elovitch
Title: Chairman

Eurocom Holdings (1979) Ltd.

/s/ Shaul Elovitch
Name: Shaul Elovitch
Title: Chairman

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Schedule 1

List of Officers and Directors

Eurocom Communications Ltd.

Name	Position
Shaul Elovitch	Chairman of the Board of Directors
Yossef Elovitch	Director
Or Elovitch	CEO
Felix Cohen	Chief Financial Officer
Ami Barlev	VP and General Counsel

Eurocom Holdings (1979) Ltd.

Name	Position
Shaul Elovitch	Chairman of the Board of Directors
Yossef Elovitch	Director

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